                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                  SCHEDULE 13G

                        UNDER THE SECURITIES ACT OF 1934



                           Delta Petroleum Corporation
         ------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
         ------------------------------------------------------------
                         (Title of Class of Securities)

                                    247907207
         ------------------------------------------------------------
                                 (CUSIP Number)



                                 January 5,2000
         ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]     Rule 13d-1(b)

[x]     Rule 13d-1(c)

[ ]     Rule 13d-1(d)

                                    Page 1 of 5

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                                  SCHEDULE 13G
 247907207
-----------
 CUSIP No.

1.  Name of Reporting Person
    I.R.S. Identification No. of above Person

       Evergreen Resources, Inc. #84-0834147
------------------------------------------------------------------------------
2.  Check the Appropriate Box If a Member of a Group
       N/A                                                             (a) / /
                                                                       (b) / /
------------------------------------------------------------------------------
3.  Sec Use Only
------------------------------------------------------------------------------
4.  Citizenship or Place of Organization

       U.S.
------------------------------------------------------------------------------
        Number of                                5.  Sole Voting Power
            Shares                                         526,394
       Beneficially
         Owned by                                6.  Shared Voting Power
            Each                                             0
        Reporting
          Person                                 7.  Sole Dispositive Power
           With:                                           526,394

                                                 8.  Shared Dispositive Power
                                                             0
------------------------------------------------------------------------------
9.  Aggregate Amount Beneficially Owned by Each Reporting Person
       526,394 (Directly and Indirectly)
------------------------------------------------------------------------------
10. Check If the Aggregate Amount in Row (9) Excludes Certain Shares*
       N/A                                                                / /
------------------------------------------------------------------------------
11. Percent of Class Representing by Amount in Row (9)
       7.88%
------------------------------------------------------------------------------
12. Type of Reporting Person
       Corporation
------------------------------------------------------------------------------

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                                  SCHEDULE 13G
 247907207
-----------
 CUSIP No.

Item 1(a):  Name of Issuer:
            Delta Petroleum Corporation

Item 1(b):  Address of Issuer's Principal Executive Offices:
            555 17th Street
            Suite 3310
            Denver, CO  80202

Item 2(a):  Name of Persons Filing:
            Evergreen Resources, Inc.

Item 2(b):  Address of Principal Business Office or, if none, Residence:
            1407 17th Street
            Suite 1200
            Denver, CO 80202

Item 2(c):  Citizenship:  U.S.

Item 2(d):  Title of Class of Securities:  Common Stock, $.01 par value

Item 2(e):  CUSIP Number:  247907207

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 12d-2(b) or (c), check whether the person filing is a:

         (a)./ / Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

         (b)./ /    Bank as defined in Section 3(a) (6) of the Act (15 U.S.C.
                    78c).

         (c)./ / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d)./ / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S. C. 80a-8).

         (e)./ /    An investment adviser in accordance with Rule 13d-1(b)(1)
                    (ii)(E);

         (f)./ / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)./ / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)./ / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)./ / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)./ /    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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                                  SCHEDULE 13G

 247907207
-----------
 CUSIP No.


Item 4.  Ownership.

         (a).  Amount beneficially owned:  526,394
               See the response(s) to Item 9 on the attached cover page(s).

         (b).  Percent of Class:  7.88%
               See the response(s) to Item 11 on the attached cover page(s).

         (c).  Number of shares as to which such person has:

               (i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s). 526,394

               (ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s). 0

               (iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s). 526,394

               (iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s). 0

Item 5.  Ownership of Five Percent or Less of a Class:
           Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
           Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
           Not Applicable

Item 8.  Identification and Classification of Members of the Group:
           Not Applicable

Item 9.  Notice of Dissolution of Group.
           Not Applicable

Item 10. Certification.
           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                  SCHEDULE 13G

 247907207
-----------
 CUSIP No.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2000                 Evergreen Resources, Inc.


                                       By: /s/ Kevin R. Collins
                                          --------------------------
                                       Name: Kevin R. Collins, Vice
                                             President-Finance